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                                                                  Reed Smith LLP
                                                             1301 K Street, N.W.
                                                         Suite 1100 - East Tower
                                                     Washington, D.C. 20005-3373
W. THOMAS CONNER                                             Tel +1 202 414 9200
Direct Phone: +1 202 414 9208                                Fax +1 202 414 9299
Email: tconner@reedsmith.com                                       reedsmith.com

October 31, 2014

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street, NE
Washington, DC 20549

METLIFE INSURANCE COMPANY OF CONNECTICUT:
----------------------------------------
METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
ACCUMULATION ANNUITY ("NAT'L VERSION")
INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
FILE NOS. 811-21262 AND 333-197658

METROPOLITAN LIFE INSURANCE COMPANY:
-----------------------------------
METROPOLITAN LIFE SEPARATE ACCOUNT E
ACCUMULATION ANNUITY ("NY VERSION")
INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
FILE NOS. 811-04001 AND 333-198314

Dear Mr. Oh:

     On behalf of MetLife Insurance Company of Connecticut ("MICC") and Metropolitan Life Insurance Company ("MLIC," and together with MICC, the "Companies") and their corresponding separate accounts, MetLife of CT Separate Account Eleven for Variable Annuities and Metropolitan Life Separate Account E (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us orally on October 27, 2014 regarding the initial registration statements on Form N-4 for the Nat'l Version and the NY Version that were initially filed under the Securities Act of 1933 (the "Securities Act"), on July 25, 2014 and August 22, 2014, respectively (collectively, the "Registration Statements"). To the extent that a response indicates that the Companies propose revised disclosure, the revised prospectus and Statement of Additional Information ("SAI") filed herewith reflects such disclosure.

     For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response.

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                                   PROSPECTUS
                                   ----------

3.   FRONT COVER PAGE

     Please revise the last sentence that was added to the end of the first paragraph on page 23 so that it is consistent with the first clause of the highlighted sentence on the cover page.

     RESPONSE: We have made the requested change.

5.   FEE TABLES AND EXAMPLES (PAGE 6)

     A. For the Nat'l Version, in either the narrative or as a footnote, please state that there is only one Investment Option available during the Accumulation Period.

     RESPONSE: We have made the requested change.

     B. For the NY Version, in either the narrative or as a footnote, please state that there is only one Investment Option available during the Accumulation Period.

     RESPONSE: We have made the requested change.

6.   THE ANNUITY CONTRACT (PAGE 10)

     The last six sentences of the third paragraph have been highlighted. Only the last three sentences beginning with "In addition, for certain qualified contracts ..." should be highlighted. Please remove the highlighting from the preceding sentences.

     RESPONSE: We have made the requested change.

7.   PURCHASE (PAGE 11)

     B. The Staff's comment stands: For the Nat'l Version, under "California Free look requirements for Purchasers Age 60 and Over" on page 12, please clarify that after the free look expires, the Account Value will be transferred to Investment Options per an Owner's allocation instructions if more than one Investment Option is available at that time.

     RESPONSE: We have made the requested change.

9.   EXPENSES (PAGE 16)

     The Staff's comment with respect to the Preservation and Growth Rider (PGR) Fee Rate stands: Please disclose the current PGR Fee Rate.
                                      -------

     RESPONSE: In accordance with our discussions with the Staff, the Companies will disclose the current PGR Fee Rate for new business via a prospectus supplement. Accordingly, the

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     Companies have revised their prospectuses to reflect this approach, including by the addition of the following paragraph in the section describing the initial PGR Fee Rate:

          The initial PGR Fee Rate applicable to new contract purchases is set forth in a supplement to this prospectus. The supplement indicates the PGR Fee Rate and the effective period during which applications must be received in Good Order for a contract to be issued with that PGR Fee Rate. On the Business Day following the end of the indicated effective period, the PGR Fee Rate for the next effective period will be disclosed in a new prospectus supplement.

                                     PART C
                                     ------

     The Staff will review the pre-effective amendments filed by the Companies for compliance with the Staff's Comments 22, 23 and 24.

     RESPONSE: We have submitted revised powers of attorney and included the financial statements, exhibits and other disclosure required for this filing.

     Further, MICC and MLIC each acknowledge, with respect to the Registration Statement for the Nat'l Version and the Registration Statement for the NY Version, respectively, as follows:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner
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W. Thomas Conner